

Mail Stop 3561

July 19, 2016

Mr. Robert A. Lloyd
Executive Vice President and Chief Financial Officer
Gamestop Corp.
625 Westport Parkway
Grapevine, Texas 76051

> **Re:** **Gamestop Corp.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 28, 2016**
> **File No. 1-32637**

Dear Mr. Lloyd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Site Selection and Location, page 8

1. Please consider presenting a rollfoward of the number of stores by retail brand with separate presentation of number of stores closed and opened for the most recent fiscal year. With the continued growth of your AT&T, Cricket, Simply Mac, Zing Pop Culture and ThinkGeek stores, we believe it would beneficial to a reader to see the number of stores by brand.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations, page 32

2. We note your presentation of net sales and gross profit by significant product category here and in your segment disclosures. We further note that your "mobile and consumer electronics" product category consists mainly of your Technology Brand segment through Spring Mobile managed AT&T and Cricket branded stores and Simply Mac

stores, but also includes the sale of headphones, accessories and pre-owned smart phones in your Video Game Brand stores. Given your continued growth of these brands and the vastly different gross margins, please consider separately presenting your Spring Mobile managed AT&T and Cricket stores and your Simply Mac stores as two distinct product categories. We believe investors would benefit from separate presentation to better appreciate the growth and gross margins each delivers. If Spring Mobile and Simply Mac will each be presented separately, please tell us the category in which the mobile and consumer electronics sold in your Video Game Brand stores will be presented.

Financial Statements

Consolidated Statement of Operations, page F-4

3. We note your description on page 3 that your AT&T branded stores sell both pre and post-paid AT&T services, DirecTV service and wireless products. We also note that you earn commission revenue on certain digital products for which you do not take physical possession of or title to inventory. Therefore, it appears to us that you may have both sales of tangible products and revenues from services. Please tell us how you considered separately presenting net sales from tangible products and revenues from services on the face of your income statement. Refer to Rule 5-03b of Regulation S-X.

Notes to Consolidated Financial Statements

1. Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4. We note that you earn commissions from the sale of digital products and from the activation of new wireless customers and activation of enhanced or upgraded features on existing wireless customer plans in your Spring Mobile business as an AT&T authorized dealer. We also note that you determined that you are not the primary obligor on the underlying AT&T wireless services contracts. Please provide us with your gross versus net analysis for revenue recognition related to your digital product sales and your AT&T service contracts. In doing so, please address each of the indicators in ASC 605-45-45. Please also clarify if all sales of digital products are recorded on a net basis. Furthermore, please tell us the different types of products and services sold as an AT&T authorized dealer and whether each of those revenues are recorded gross or net.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products